UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 9, 2024

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In the Matter of

GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes
S/N, Portaria 3
04626-020 São Paulo, SP
Federative Republic of Brazil

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-271062

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GOL Linhas Aéreas Inteligentes S.A. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

GOL Linhas Aéreas Inteligentes S.A. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 9, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief